 Filed by: TriCo Bancshares

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TriCo Bancshares

(Commission File No.: 000-10661)

Date: July 15, 2026

This filing relates to the proposed transaction between TriCo Bancshares, a California corporation (“TriCo”), and First Hawaiian, Inc., a Delaware corporation (“FHI”), pursuant to the Agreement and Plan of Reorganization and Merger, dated as of July 12, 2026, by and among FHI, TriCo and Horizon Merger Sub, Inc., a California corporation and wholly-owned subsidiary of FHI.

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The following is a transcript of an investor call held on July 13, 2026 by FHI and TriCo..

CORPORATE PARTICIPANTS

Kevin Haseyama First Hawaiian Inc - Strategic Planning and Investor Relations Manager

Robert Harrison First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Richard Smith Trico Bancshares - Chairman of the Board, President, Chief Executive Officer

James Moses First Hawaiian Inc - Vice Chairman, Chief Financial Officer, Finance Group

CONFERENCE CALL PARTICIPANTS

Jared Shaw Barclays Services Corp - Equity Analyst

David Feaster Raymond James - Analyst

Kelly Motta Keefe Bruyette & Woods Inc - Analyst

Andrew Terrell Stephens Inc - Equity Analyst

Brad D'Alessandro TD Cowen - Analyst

Anthony Elian JPMorgan Chase & Co - Analyst

Matthew Clark Piper Jaffray Inc - Analyst

Jeff Rulis D.A. Davidson - Analyst

Brandon Berman Bofa Merrill Lynch Asset Holdings Inc - Analyst

Andrew Liesch StoneX – Analyst

PRESENTATION

Operator

Good day, and thank you for standing by. Welcome to the First Hawaiian Bank Investor Call. (Operator Instructions) Please be advised that today's conference is being recorded. I'd now like to hand the conference over to Kevin Haseyama, Investor Relations Manager. Please go ahead.

Kevin Haseyama - First Hawaiian Inc - Strategic Planning and Investor Relations Manager

Thank you. Good morning, everyone, and thank you for joining us on short notice. Earlier today, First Hawaiian and TriCo Bancshares announced that they have entered into a definitive agreement to combine in an all-stock transaction. With me today is Bob Harrison, Chairman, President and CEO of First Hawaiian; Jamie Moses, Chief Financial Officer of First Hawaiian; and Rick Smith, Chairman, President and CEO of TriCo Bancshares. We have prepared a slide presentation we will refer to in our remarks today. The presentation is available for downloading and viewing on our website at fhb.com in the Investor Relations section.

During today's call, we will be making forward-looking statements. Please refer to the forward-looking statements on slide 2 of the presentation as well as the additional information on slide 3 and in a joint press release and our SEC filings. We may also discuss certain non-GAAP financial measures. The appendix to this presentation contains reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures. And now, I'll turn the call over to Bob.

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Thank you, Kevin. Good morning, everyone. Today is a very important day for First Hawaiian. We are pleased to announce our partnership with TriCo Bancshares, a high-performing California institution that we have long respected. This combination creates a leading Pacific banking franchise that is well positioned to capture the growth opportunities in California and broader West Coast.

I want to begin by welcoming Rick Smith and the TriCo employees, customers, communities and shareholders. TriCo is an organization that emphasizes relationships, possess deep local roots, a differentiated deposit franchise, experienced management team and disciplined credit culture. Those characteristics matter to us because they are the same characteristics that define First Hawaiian.

I'd also like to share my personal excitement for this combination. Over the last year, I've been asked what we would look for in a mainland acquisition opportunity, well I believe we have found the ideal partner in TriCo. I look forward to working with Rick, the leadership of TriCo and all the colleagues across the company to build the leading Pacific banking franchise.

Before we continue, I'd like to invite Rick Smith to share a few thoughts. He and the entire TriCo team have built an exceptional business, and we're excited about what we'll accomplish together. Rick, over to you.

Richard Smith - Trico Bancshares - Chairman of the Board, President, Chief Executive Officer

Thank you, Bob, and good morning, everybody. I'm really pleased to be here and be part of today's announcement. For more than 50 years, Tri Counties Bank has built, has been built by one relationship at a time, by outstanding employees serving customers and communities across California. Our mission has always been straightforward, to improve the financial success and well-being of our shareholders, customers, communities and employees. I'm incredibly proud of what our team has accomplished and everything that we bring to this partnership reflects their hard work and dedication. Over the past few years, I spent a lot of time thinking about how we can create the right kind of scale for our bank. We looked carefully at a number of strategic options to strengthen our company and position it for the future, including acquisitions where we could be either the buyer or the seller.

What makes Tri Counties Bank special is the balance of our franchise. We serve customers and businesses in nearly equal measure, and we've built a large community bank with a very strong operating culture. So any partnership with another financial institution had to be the right fit.

As we evaluated this combination, what really stood out was how much we have in common with First Hawaiian. We share the same values, putting relationships first, maintaining a disciplined credit culture, building a high-quality, low-cost core-funded deposit franchise and staying deeply committed to the communities we serve. Bob and his team have earned our respect and that cultural alignment gives me real confidence that First Hawaiian is the right banking partner for Tri Counties Bank.

For our customers and our bankers, this is a meaningful step forward. By joining First Hawaiian, we gain a larger balance sheet and a broader set of products and capabilities. That means our bankers will be able to do even more for our customers and communities that have trusted us for decades. We also have a strong track record of successful integrations, and I'm confident that we can deliver a smooth transition to our customers, our employees and our new partners at First Hawaiian Bank. Bob, I'll turn it back to you.

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Thank you, Rick. Turning to slide 4. The combined company will have approximately $34 billion of assets, $22 billion of loans, $29 billion of deposits and 117 branches. We're bringing together 2 banks with deep community ties, exceptional customer relationships low-cost funding and balance sheet flexibility to drive top quartile results. On a combined basis, we will retain the best-in-class deposit franchise, have ample liquidity and capital and generate top quartile financial returns. Jamie will provide more details on that shortly.

I'd like to emphasize that this partnership does not change our commitment to Hawaii. Hawaii remains the foundation of our franchise, and we will continue to be central to our identity. This transaction strengthens First Hawaiian by creating greater diversification, opportunities for growth and robust capital generation. This will allow us to continue investing in our customers, employees and communities, both in Hawaii and on the mainland.

Slide 5 lays out the strategic rationale of this transaction. First, TriCo is in many of the California markets where we have operated for decades. As the sixth largest bank headquartered in the Western US, we will have the scale and retail footprint to offer a full product suite to both First Hawaiian and TriCo clients. Second, like us, TriCo has a premier deposit franchise, ensuring we will maintain our funding advantage and balance sheet strength to support growth and profitability.

Third, as I said previously, we wanted to partner with a proven leadership team to help us realize the opportunity in the Mainland. I'm excited to have Rick join our Board and invite other senior executives to join our leadership team. This will ensure a smooth integration process and more importantly, drive the Mainland business going forward.

Fourth, the transaction provides immediate shareholder value creation through earnings per share accretion and top quartile profitability metrics while providing manageable tangible book value per share dilution and associated earn back. And finally, we will continue to generate excess capital with clear priorities of how to deploy that capital over time.

Turning to slide 6. For those of you who do not know TriCo, they are an exceptional bank operating with a retail network throughout Northern California and the Central Valley with additional banking offices in 3 major Southern California markets. Similar to us, they have a pristine credit history and a high-quality, low-cost deposit franchise. Their loan portfolio adds diversification to us, both in terms of geography and commercial products.

On slide 7, I want to reiterate how TriCo is the right partner for First Hawaiian. It's been clear on our recent earnings calls what we would look for in a partner and TriCo checks all of the boxes. They have a complementary culture, scale and most importantly, a team ready to deliver on the growth opportunity afforded by having a larger balance sheet and full product suite on the Mainland.

To underscore the point on shared culture, slide 8 shows our commitment to communities. We both have a long history of putting all stakeholders at the forefront of what we do. We plan to continue the investments TriCo has made in the communities they serve.

Moving to slide 9. First Hawaiian has decades of experience in California; we began lending here in 1995. And today, nearly 1/4 of our loan portfolio is based in the mainland. The mainland is an area of focus given the relative growth opportunity and diversification it provides. What we have lacked since separation from Bank of the West is a branch network to expand client relationships and offer a full suite of product offerings. This is why we've been focused on finding the right partner to further build our mainland platform.

California is the world's fourth largest economy by GDP and the opportunity is substantial. This transaction adds scale, local leadership and retail funding in attractive markets where we have experience and seen meaningful long-term growth.

Slide 10 highlights the full breadth of capabilities and products that will now be available on the mainland. Clients will have access to our complete set of lending products, treasury and wealth solutions as well as commercial and consumer cars to compete with the largest banks while we continue to differentiate ourselves as local relationship first bankers.

Going to slide 11 and before I hand it over to Jamie, I want to reiterate the quality of the deposit bases of both First Hawaiian and TriCo. As you can see on the chart on the left, both First Hawaiian and TriCo have achieved meaningful cost of deposit advantage versus the banking industry. On a combined basis, we will have top decile deposit costs, no brokered balances and excess liquidity. With that, I'll pass it over to Jamie.

James Moses - First Hawaiian Inc - Vice Chairman, Chief Financial Officer, Finance Group

Thank you, Bob, and good morning, everyone. I'll start on slide 12 with the transaction structure. Under the terms of the fixed exchange ratio agreement, TriCo shareholders will receive 2.095 shares of First Hawaiian common stock for each share of TriCo common stock. The transaction is structured as 100% common stock consideration. Based on First Hawaiian's closing price as of July 10, 2026, this represents approximately $2 billion of aggregate transaction value.

At closing, First Hawaiian shareholders are expected to own approximately 65% of the combined company and TriCo shareholders approximately 35%. The transaction is priced at 1.98x tangible book value and 14.4x 2027 earnings or 10.7x fully synergized earnings with our expected 25% cost saves.

Four TriCo directors, including Rick Smith, are expected to join the First Hawaiian board. Tri Counties Bank will retain its brand in California, and we do not anticipate any branch closures. Rick will also be an adviser to the CEO with additional senior leadership positions for Dan Bailey and Peter Wiese. The transaction will be subject to shareholder and regulatory approvals, and we expect to close in the fourth quarter of this year.

Turning to slide 13. The financial impact of this transaction is highly compelling. Using conservative assumptions summarized on this page, we expect run rate top quartile returns and efficiency as a combined company. Our shareholders will realize significant value creation with 6% EPS accretion and a high-teens IRR with manageable tangible book value per share dilution of less than 5% and an earn back of 2.8 years. Our pro forma CET1 ratio of 12.4% provides optionality going forward. Importantly, these financial metrics are not dependent on branch closures or modeled revenue synergies.

On slide 14, I want to highlight the earnings power of the combined company and significant capital generation. This will provide flexibility to meet our capital allocation priorities, funding organic growth, maintaining our leading dividend profile and pursuing opportunistic share repurchases.

Finally, on slide 15, I want to cover the comprehensive due diligence process we performed to ensure we have full confidence in our ability to deliver what has been presented. We performed a thorough review across all focus areas and want to thank the tireless efforts of the First Hawaiian and TriCo employees participating in this process as well as the team of third-party advisers who helped us along the way.

As Bob said, TriCo is the right partner because of our similarities operating as a relationship-based bank with a disciplined credit culture and communities they serve holistically. Our diligence process only reinforced our excitement of what we can achieve together. I'll now hand it back to Bob for some closing remarks.

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Thank you, Jamie. On slide 16, you see the key points we want you to take away from today's announcement. First, this is a disciplined extension of First Hawaiian strategy. The combination provides a larger, more diversified platform in markets we already have relationships, capabilities and experience.

Second, TriCo is the right partner. They are well managed, relationship-oriented and conservatively run. They bring a very attractive California deposit franchise, experienced local leadership, strong community ties and a culture that is highly compatible with First Hawaiian.

Lastly, the transaction creates meaningful shareholder value. It is expected to be accretive to earnings per share, generate an attractive IRR, produce manageable book value dilution and earn-back and maintain robust capital levels with significant ongoing capital generation. We have a lot of work ahead, and we'll move forward with the same discipline that has guided First Hawaiian for many years.

We are committed to working very closely with Rick and the TriCo team to maintain customer relationships, retain local leadership, support our employees and communities and progress through integration. We are excited to welcome TriCo's employees, customers, communities and shareholders of First Hawaiian, and we look forward to building the leading Pacific banking franchise together.

Turning to slide 17. While the partnership with TriCo is a focus of today's discussion, I'll just briefly touch on our preliminary second quarter 2026 results. We had strong results with solid profitability, continued net interest margin expansion, tangible book value per share growth. We are pleased to see continued execution across our franchise, including disciplined expense management, positive momentum in core operating metrics. And while we're happy to answer any questions on our preliminary results, we'll have a more detailed Q2 2026 earnings release discussion on July 24.

And now. we're ready to answer any of your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Jared Shaw, Barclays.

Jared Shaw - Barclays Services Corp - Equity Analyst

So congratulations on the deal. As we look out, do you anticipate being able to do bigger loans in the mainland now with the bigger balance sheet? And I guess, how should we think about the risk profile of the bank migrating after this?

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Jared, this is Bob. And maybe I'll touch on that and ask others to join in as they want to. We're not really looking to change our risk profile at this time. We've got 2 very good operating banks. We feel strongly that the first focus is on the integration and making sure we get that right. As we go through that and work more closely with Rick and his team, opportunities will present themselves, but we will have more capital, more liquidity should we decide to relook at our risk profile. But that's not really baked into why we're doing the transaction.

Richard Smith - Trico Bancshares - Chairman of the Board, President, Chief Executive Officer

I agree with Bob saying I don't think we have to change anything we're doing. I think this gives us the ability to have more scale and mass and do more volume, not necessarily bigger deals.

Jared Shaw - Barclays Services Corp - Equity Analyst

Okay. And then not being as familiar with TriCo, just looking at the 1.8% credit mark that's assumed in the deal and comparing that against sort of the historical charge-off levels, is there something in the portfolio that's driving that higher credit loss assumption?

James Moses - First Hawaiian Inc - Vice Chairman, Chief Financial Officer, Finance Group

No, Jared, this is Jamie. This is just their ACL coming over as part of the deal. We're just making that assumption as part of the deal modeling.

Jared Shaw - Barclays Services Corp - Equity Analyst

Okay. Got it. And then I guess just finally for me, how should we think about the buyback over the course of '26 as the deal is pending?

James Moses - First Hawaiian Inc - Vice Chairman, Chief Financial Officer, Finance Group

Yes. So we retain that flexibility to buy back shares. The model itself anticipates no share buybacks until -- through 2027. But the flexibility is there if we need it.

Operator

David Feaster, Raymond James.

David Feaster - Raymond James - Analyst

Congratulations on the deal. Obviously, it's financially and strategically compelling. I mean, these are 2 good banks that we're putting together. I guess the concern is going to be on the integration and the conversion. Glad to see the branding is staying the same. Key leadership from TriCo staying on. Could you maybe walk through the timeline for the conversion? What guardrails do you have in place to help minimize disruption and just make sure this is as smooth as possible?

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Yes, Dave, maybe I'll start and then hand it over to Rick or anybody else who wants to comment. First of all, we're going through the regulatory and shareholder process. So that will take some time. And so that will put us out sometime later this year. During that time frame, while we're waiting for those approvals to come in, we'll be working with our technology partners to find the right date for a conversion at some point to work through that. And I think that's specifically what you're asking on part of your question.

But as far as the integration more broadly, we haven't done an acquisition in a while, but we did do a core conversion not that many years ago, and we learned a lot about ourselves and our technology in that process. Rick and his team, and I'll let him speak for himself in a second, has done a number of conversions over time. And we've already started talking about that. We already have people identified that we'll be working together to make that happen. So it is a big part of making this work and get off on the right foot. But it's not like we haven't done difficult things in the past. But Rick, do you want to comment?

Richard Smith - Trico Bancshares - Chairman of the Board, President, Chief Executive Officer

Good question. Certainly comes into our head when we think about combining with another institution. We do have a pretty good track record of doing deals and integrating them in quickly. And so, I think we bring to the table a lot of experience in that. And I think that will be a great assistance to First Hawaiian. So in my mind, it's -- just as your question came out first, I think it is one of the first priorities to evaluate and deal with, and it's -- it was also part of the decision-making process. So it's not lost on us.

David Feaster - Raymond James - Analyst

Okay. That's helpful. Maybe touching on the loan growth side. I assume that this deal solves for the need for you all to do SNCs in mainland CRE participations, going forward. Is that -- first of all, is that a fair characterization? And secondarily, have you all partnered with TriCo on participations previously, maybe that can give you extra comfort with their underwriting and the compatibility of your credit departments?

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Maybe to answer the last question first. I don't believe we have partnered on deals in the past. We certainly are aware of them, but they have worked in different markets. They do offer one of the things that we really like about the transaction as well. They're lending in different verticals than we are. So it gives us some, not only geographic, but also industry-type diversification in the loan portfolio.

We have done a lot of due diligence and met the team and know the team, and they're very conservative, very good underwriters, very much like we are in that respect. So I think there's a very high degree of alignment in credit process and how we're going to look at deals going forward.

Generally, their deals have been a little more granular than ours. So I think that as we work together, we'll try to leverage the best of both to make sure we can support them with capital and liquidity to do all the deals they want to do in their space. And some of the larger deals they've looked at that they might have said maybe this a little bit too much for us, we'll work on that together and see if it makes sense for us to do that on a go-forward basis. But Rick, anything to add to that?

Richard Smith - Trico Bancshares - Chairman of the Board, President, Chief Executive Officer

No, I think that says it. I think we're -- we could do enough volume and do more volume of what we've been doing. I'm sure Bob would be really happy not to do more SNCs. That's right. But I hope I can provide that to them. Yes, that would be great.

David Feaster - Raymond James - Analyst

That's great. And last one for me. Look, the good news is TriCo's balance sheet was in pretty good shape, fortunately, but marking that will give you a lot of financial flexibility. I'm just curious, how do you think about potential optimization strategies, I guess, both on the First Hawaiian or TriCo side? And if any of that is included in these pro forma financial targets?

James Moses - First Hawaiian Inc - Vice Chairman, Chief Financial Officer, Finance Group

Dave, it's Jamie. None of that is included in the pro forma financial targets that you see on here. We'll start looking at that and thinking more about that as we go forward. But the focus for today is the great deal that this is and bringing these 2 companies together, and we're very proud of that.

Operator

Kelly Motta, KBW.

Kelly Motta - Keefe Bruyette & Woods Inc - Analyst

Congrats on the deal. Having covered both of you guys for a while now, I think strategically, we can -- the deal makes a lot of sense. It was good to see that you have key executives lockdown. Clearly, the strength of a bank is the people. Can you provide any color or commentary on how you guys are thinking about ensuring the retention you need on the TriCo side to complete the vision ahead?

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Kelly, this is Bob. First of all, we're all together in Rick's conference room. So we're not going (inaudible). It's 6:00 AM for all of us almost. So that's the good news.

We just -- over the last 1.5 years, I've gotten to know Rick much better and gotten to know many on the management team better. We are really making sure that we have the right team in place and make sure that the team Rick has created and have, stays around. And of course, there's going to be some retention associated with that which will be more, I think, better detailed in the proxy and all that information when it comes out, but it's not really appropriate to talk about now. Rick, anything you'd like to add?

Richard Smith - Trico Bancshares - Chairman of the Board, President, Chief Executive Officer

No, I think the fact that we're also keeping the institution intact, not closing branches. All those things really matter when you talk about retention of key people to make the organization go forward. That was important to me, and I think it was important to Bob also. And so that will go a long way to addressing some of the risk of losing important people in the organization.

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Yes. And a good point. I mean, that's one of the key things we're looking for what we've talked about for a year plus now is making sure we have a good partner that has a strong management team that wants to stay because we don't have a management team to replace them with. So we want to make real sure that we found the right partner as we have with TriCo for that reason.

Kelly Motta - Keefe Bruyette & Woods Inc - Analyst

Got it. That's helpful. Maybe as a follow-up, since you are retaining key people, not closing any branches. With regard to the 25% cost saves, can you walk through some of the components of that? And what makes you comfortable with that number, given some of the easier takeouts like branch closures are a factor in that?

James Moses - First Hawaiian Inc - Vice Chairman, Chief Financial Officer, Finance Group

Yes, Kelly, it's Jamie. So I think there's a lot of things that you can look at besides branch closures to get to the numbers. So we're at the low end of sort of the expected range around cost saves at 25%. And you have IT contracts, you've got -- there will be some vendor consolidation. There's a whole lot in there to get to it, and we're confident we can get to a 25% number. We think that's very doable.

Kelly Motta - Keefe Bruyette & Woods Inc - Analyst

Got it. That's helpful. Maybe a last one for me, specifically for first -- that follows that First Hawaiian with the preliminary Q2 results. It looks like a nice beat here. The one thing was the -- on the deposit side, the contraction was a bit more than I had expected. Understanding we'll get more on the earnings call, do you have kind of the drivers of what you saw on the deposit side that account for what was a bigger decline than I think we've seen in recent quarters?

James Moses - First Hawaiian Inc - Vice Chairman, Chief Financial Officer, Finance Group

Yes, Kelly, it's Jamie. We don't want to get too deep into the weeds on this, but that was mostly public deposits that are fairly volatile for us, as you know. And so we'll get more into that on the 24th, but that was -- I'll just leave it with that.

Operator

Andrew Terrell, Stephens.

Andrew Terrell - Stephens Inc - Equity Analyst

I wanted to just ask on -- I know we've talked a lot in the past about potential acquisition for you guys, and you were looking for maybe a little bit of incremental growth out of a potential partner or maybe a quicker growth rate relative to legacy First Hawaiian. So I guess as you're contemplating those or modeling out the acquisition, what type of growth rate are you expecting from the TriCo franchise? And then any loan portfolio segments you're more excited about leaning into any of your deemphasizing?

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Maybe I'll start, Andrew. This is Bob. Really, the first thing we're looking for was the right partner, and we strongly believe we found that. And part of what TriCo has been doing is growing at the rate they felt was appropriate.

When we looked at growth that Jamie get into the numbers on a little bit, we know that's going to happen over time. We are in a number of verticals already that they are not. And they are in verticals that we have historically not been in. So the first step will be to learn from each other and see how we can better support those verticals.

We aren't really looking to do anything new that neither one of us has done to date. That's not part of what we're looking to do. It's really do more of what we do today, collectively, and do it better. But Jamie, maybe you can speak to the numbers.

James Moses - First Hawaiian Inc - Vice Chairman, Chief Financial Officer, Finance Group

I mean, I think what we want to do is we want TriCo to be TriCo. They've been doing a great job for a long time, and we want to have them continue to do that. From a financial modeling perspective, the growth numbers that you see in there are based on historical earnings growth. So that's what we're going to -- that's what we have baked into the model. And so we just want them to continue to do what they do.

There's some enhancements. There's potential enhancements potential revenue synergies that are not contemplated in the model. As we've talked about in the past, a bigger balance sheet may be able to allow bigger holds and that kind of thing as we go forward and possibly there's some cross-sell opportunities that we can do together that we wouldn't have been able to do alone. So I think, yes, I don't think that we're expecting some massive shift in how we behave together. But I think that there's opportunity there to have slightly better growth rates than we've had in the past.

Andrew Terrell - Stephens Inc - Equity Analyst

Got it. Okay. And then just kind of looking at the map, heavier in Central and Northern California, TriCo had recently made a bit of a push into Southern California. You guys obviously now have, post the acquisition, a lot of density and a good platform in California. Just would love to hear your thoughts on how you think about scaling the California business over time, interest in continuing to build in Southern California as well.

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Well, certainly, Rick and I will be working closely on that. But the first step is really focusing on the integration, getting the various approvals, focusing on the integration. We are going to continue to support Rick and the team and the growth they have had to date to Jamie's comments. And if that turns into more growth in Southern California, where, say, we have an office in Pasadena is doing, our car dealer business. Sure, great. But that's not built into our model, and that's not a requirement for -- we feel, requirements for success.

Andrew Terrell - Stephens Inc - Equity Analyst

Great. And congrats on the deal.

Operator

Janet Lee, TD Cowen.

Brad D'Alessandro - TD Cowen - Analyst

This is Brad D'Alessandro on for Janet Lee. Question on deposit pricing, really. So the combined company should have one of the lower deposit cost franchises. Does that change how you think about pricing and competitiveness going forward? Or you expect the -- to maintain a similar level of pricing discipline while still retaining and growing client relationships?

James Moses - First Hawaiian Inc - Vice Chairman, Chief Financial Officer, Finance Group

Yes. I mean, -- yes, we definitely want to continue to operate the way we have in the past. Both of us are relationship based in how we do things. And that's been part of our ability to be able to maintain this type of deposit franchise. So I think what we want to do is to operate the way that we've always operated, continue to have strong relationships with our customers and our communities. And so I wouldn't anticipate any changes in that Brad.

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

And just to add to that, Brad, this is Bob. Our noninterest-bearing is still going to be on a pro forma basis over 30%, and that's really working with customers, both consumers and businesses on their core checking accounts, operating accounts and supporting them really broadly across everything they do. And that's, I know, very important for both of our banks.

Brad D'Alessandro - TD Cowen - Analyst

Great. And then on capital, so you highlight the ability to generate more than $325 million of capital annually post close. Just going forward, how are you thinking about balancing organic growth and share repurchases and other capital deployment opportunities? And should we expect a similar pace of buybacks moving forward that we've seen in recent years?

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Maybe just to start and hand it off to Jamie or Rick. Clearly, we want to support organic growth. That's our number one goal and any capital we generate that we can then put into supporting the communities we serve and the customers that we are privileged to work with,that's our first priority. And then after that, we do have a strong dividend, which will remain. We're not changing that.

And so -- that's the first step of that capital return. And then opportunistically, we'll be looking at share repurchase or other things. But Jamie or Rick, anything to add to that?

James Moses - First Hawaiian Inc - Vice Chairman, Chief Financial Officer, Finance Group

I don't have anything, Bob.

Operator

Anthony Elian, JPMorgan.

Anthony Elian - JPMorgan Chase & Co - Analyst

Bob, if I look at the historical First Hawaiian franchise, it's been about a low to maybe mid-single digits balance sheet growth this year. Do you have a sense with TriCo post conversion, what the organic growth profile -- organic balance sheet growth profile of the company would look like?

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

So we're -- as Jamie mentioned, what we have in the model is really putting together our 2 historical growth profiles, and I'll let him speak to what that turns out to be. But we aren't modeling anything in excess of what we've been able to achieve historically. Of course, we'd like to do that, but that's not what we're anticipating in this transaction. But Jamie, what does that come out the...

James Moses - First Hawaiian Inc - Vice Chairman, Chief Financial Officer, Finance Group

I would just -- I guess I would just add, Tony, that we're not anticipating any changes in our growth rates in this modeling. If we can do a little bit better, which I think we all believe we can do a little bit better than we have in the past, and that is additive to the numbers you see here for the company.

Anthony Elian - JPMorgan Chase & Co - Analyst

And then is everything built on the back-end technology infrastructure side to support TriCo coming on board? I know there was recently the core conversion. But are there any incremental investments needed around the edges on any back-end platforms?

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Yes, a good question. We're going to be going through that during the integration process. I can speak to the core provider; the systems we're using support banks much larger than ours. And so certainly larger than our combined bank at $34 billion. So it wouldn't be a core provider issue. It certainly, I'm picking through my head, most of the key technologies that I can think of that we use in effect, many of the systems we both use, so it'll be more of a mapping over rather than converting over, is, uh, scales to much larger organizations than ourselves. So we'll be going through that in the integration planning and laying all that out. But there's nothing on the surface that says we have to do something dramatic to be able to combine the 2 banks from a technology perspective.

Operator

Matthew Clark, Piper Sandler.

Matthew Clark - Piper Jaffray Inc - Analyst

Just to follow up on an earlier question and just confirm that there's no plan to prune any of your legacy assets or portfolios, either legacy First Hawaiian or TriCo before or after the deal closes this year?

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

No, no plans for that. Again, we're planning on keeping the TriCo brand in the market it serves. And while we'll be going through a conversion at some point, we're happy with all the business lines we're in. Over time, those will ebb and flow based on what the market needs are and what our customers need, but no plans at this time.

James Moses - First Hawaiian Inc - Vice Chairman, Chief Financial Officer, Finance Group

Yes, Matt. And from a balance sheet perspective, we don't have any plans at the moment. We'll be looking at things to potentially do over time and as we get through integration and such. But right now, model is built up of nothing like that. So anything that we might consider doing there would probably be additive to the pro forma.

Matthew Clark - Piper Jaffray Inc - Analyst

Got it. And then I know it's early days, and you want to get -- execute on the integration first. But any updated thoughts on future M&A in terms of size range or geography? Is there a desire to be a top 3 or top 5 player in the Western region?

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Yes. Great question. We're not really focused on that right now. We're really just focused on going through the approval process for this with both the shareholders and the regulators and then the integration afterwards. But be plenty of time for those conversations at a later date.

Matthew Clark - Piper Jaffray Inc - Analyst

Okay. And was this a negotiated deal or an auction?

James Moses - First Hawaiian Inc - Vice Chairman, Chief Financial Officer, Finance Group

It was a little bit of both, I would say, right? I think Bob and Rick spent a lot of time together over the past couple of years. And I think that's...

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

And you'll see more of the details in the proxy when all that comes down.

Matthew Clark - Piper Jaffray Inc - Analyst

And then just a couple of housekeeping items. Are you opting out of the CECL double count at closing?

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Yes. Yes.

Matthew Clark - Piper Jaffray Inc - Analyst

Okay. And then the pro forma tax rate we should use?

James Moses - First Hawaiian Inc - Vice Chairman, Chief Financial Officer, Finance Group

27%.

Operator

Jeff Rulis, D.A. Davidson.

Jeff Rulis - D.A. Davidson - Analyst

No doubt, a partnership with a solid franchise in TriCo. But any sort of initiatives in place for securing the employees, customers in the state of Hawaii, I guess, as the attention sort of flips to securing or integrating the transaction? Anything kind of to defend that position or is it simply you're able to do both? And just any initial thoughts on the Hawaii-centric piece?

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Sure. This is Bob. Nice to meet you. We're going to be very focused on our bankers being out there to communicate with their customers. And first of all, we'll be communicating internally, and that's already started, to our employees and then giving them the tools that they need to reach out to their customers and explain what's happening.

As I mentioned, I think, in the prepared remarks, but it's certainly worth reiterating, Hawaii's still home. It's still the core of what we're doing is a combined basis. It's very important to us. We are not stepping back or stepping away from Hawaii. This will actually allow us to continue to grow and build capital and invest now in two places, not only Hawaii, but also in California. So it's not stepping back from either but really being able to do more in both markets.

Operator

Brandon Berman, Bank of America.

Brandon Berman - Bofa Merrill Lynch Asset Holdings Inc - Analyst

First one quickly, I'm not too familiar with TriCo, but it does look like they screen liability sensitive. I know you guys have previously mentioned looking at floors to neutralize the downside risk from rates. Does this change the plans? I guess, ultimately, what I'm trying to understand is how you guys think about the interest rate sensitivity of the pro forma institution?

James Moses - First Hawaiian Inc - Vice Chairman, Chief Financial Officer, Finance Group

It's Jamie. So they do screen as a liability sensitive, and that will help us with our asset sensitivity to bring that down a little bit. When we fully get together, we'll continue to look at that and make decisions around our interest rate risk profile. But that is one of the nice things about this transaction is it does -- it helps us from an asset liability management perspective.

Brandon Berman - Bofa Merrill Lynch Asset Holdings Inc - Analyst

Got you. And then just one more for me. I appreciate that both banks have similar underwriting or credit performance. Do the banks have similar loan approval processes? I'm just curious if there are any changes that will need to be made on that front.

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

This is Bob. We've been spending a lot of time -- Rick and I have been spending a lot of time talking about that. Our teams have been spending a lot of time talking about it. It's generally the same. You have lenders have individual limits, credit officers have higher limits, and then there is a committee structure for the largest deals. They're not identical. So there will be some -- nothing changes. Nothing needs to change right away, but there over time will probably be harmonization on that, just to find out what works best for both markets.

Brandon Berman - Bofa Merrill Lynch Asset Holdings Inc - Analyst

Congratulations on the deal.

Operator

Andrew Liesch, StoneX Group.

Andrew Liesch - StoneX - Analyst

Congratulations. Bob, it sounds like you guys have really first started talking 1.5 years, a couple of years ago, (inaudible) before, there have been some discussion of you expanding to the mainland in a deal, at least in earnest. I guess what initially attracted you to TriCo all that time ago? Did you think at that point that, yes, this might be someone we'd like to acquire if the opportunity ever came about?

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Well, no -- I mean, maybe to back up, we've been thinking about this for a very long time. We've been talking about it to you and investors and others for a year plus. But we certainly started this journey long before a year ago and then getting out there and meeting more people and getting to those folks, Rick and I got to know each other and got along quite well.

And I think part of that was the similarities of not only our life experiences and banking, but also in just the way we look at customers and relationships and employees and community support in all of that. There is a high degree of alignment on that. And so when you're talking to a bunch of people, the TriCo model, the people themselves really stuck out as a lot like us and a good partner to see if we could -- a good potential partner to see if we could come to a conclusion on, and I'm just very happy that it's worked out.

Operator

That concludes today's question-and-answer session. I'd like to turn the call back to Bob Harrison for closing remarks.

Robert Harrison - First Hawaiian Inc - Chairman of the Board, President, Chief Executive Officer

Thank you. I really appreciate your time today and your interest in this partnership. We're very excited about the opportunity ahead and are focused on executing a successful integration process. And we're certainly available for any follow-up questions and look forward to speaking with you again on July 24, next week Friday. So thank you, everybody. Appreciate it.

Operator

This concludes today's conference call. Thank you for participating. You may now disconnect.

FORWARD-LOOKING STATEMENTS

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, among others, statements regarding the expected timing, completion and effects of the proposed business combination transaction between First Hawaiian, Inc. (“FHI”) and TriCo Bancshares (“TriCo”) (the “Transaction”) and the plans, objectives, expectations and intentions of FHI and TriCo. Any statement that does not describe historical or current facts is a forward-looking statement. Forward-looking statements are often, but not always, made through the use of words or phrases such as “annualized,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “target,” “will,” “would” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature.

FHI and TriCo caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond FHI’s and TriCo’s control. A number of important factors could cause actual results to differ materially from those indicated in these forward-looking statements, including the following: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which FHI and TriCo conduct business, including Hawaii, Guam, Saipan and California; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within FHI’s or TriCo’s loan portfolio (including commercial real estate loans) or other asset classes, and the parties’ ability to attract and retain customer deposits, large loans to certain borrowers, the parties’ ability to attract and retain customer deposits, access liquidity and capital, and manage deposit costs and funding sources; the success, impact, and timing of FHI’s and TriCo’s respective business strategies, including market acceptance of any new products or services and FHI’s and TriCo’s ability to successfully implement strategic, operational, technology and integration initiatives; the failure to properly use and protect customer and employee information and data; cybersecurity risks, including the occurrence of fraudulent activity or a material breach of, or disruption to, the security of FHI’s, TriCo’s or their vendors’ systems; risks related to the development, implementation, use and management of artificial intelligence and other emerging technologies; the effects of failures or interruptions of information, communications or third-party service-provider systems; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; adverse weather conditions, natural disasters and other catastrophic events such as wildfires; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which FHI and TriCo are parties; the outcome of any legal proceedings that may be instituted against FHI or TriCo, including potential litigation relating to the Transaction; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain stockholder or shareholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in FHI’s or TriCo’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where FHI and TriCo do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of FHI and TriCo promptly and successfully; the dilution caused by FHI’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of FHI and TriCo.

The foregoing factors should not be considered an exhaustive list and should be read together with the other cautionary statements set forth in FHI’s Annual Report on Form 10-K for the year ended December 31, 2025 and its latest Quarterly Report on Form 10-Q, which are on file with the Securities and Exchange Commission (the “SEC”) and available on FHI’s investor relations website, https://ir.fhb.com, under the heading “SEC Filings,” and in other documents FHI files with the SEC, and in TriCo’s Annual Report on Form 10-K for the year ended December 31, 2025 and its latest Quarterly Report on Form 10-Q, which are on file with the SEC and available on TriCo’s website, www.tcbk.com, under the “About” tab and the “Investor Relations” link and then under the heading “SEC Filings” and in other documents TriCo files with the SEC. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements.

Any forward-looking statement speaks only as of the date on which it is made, and neither FHI nor TriCo undertakes any obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, FHI will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of FHI and TriCo and a Prospectus of FHI, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving FHI and TriCo will be submitted to FHI’s stockholders and TriCo’s shareholders, as applicable, for their consideration.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, FHI STOCKHOLDERS AND TRICO SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Stockholders or shareholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, FHI and TriCo, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Hawaiian, Inc., Attention: Secretary, 999 Bishop Street, Honolulu, HI 96813, (808) 525-7000 or to TriCo Bancshares, Attention: Shareholder Services, 63 Constitution Drive, Chico, CA 95973, (530) 898-0300.

PARTICIPANTS IN THE SOLICITATION

FHI, TriCo, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FHI stockholders or TriCo shareholders in connection with the Transaction under the rules of the SEC. Information regarding FHI’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in FHI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026 (available here); in the sections entitled “Corporate Governance and Board Matters,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Biographies of Executive Officers” and “Security Ownership of Certain Beneficial Owners, Directors and Management” in FHI’s definitive proxy statement relating to its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2026 (available here); and other documents filed by FHI with the SEC. Information regarding TriCo’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters;” in TriCo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 2, 2026 (available here); in the sections entitled “Board of Directors,” “Corporate Governance, Board Nominations and Board Committees,” “Compensation of Directors,” “Ownership of Voting Securities,” “Compensation Discussion and Analysis” and “Compensation of Named Executive Officers” in TriCo’s definitive proxy statement relating to its 2026 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2026 (available here); and other documents filed by TriCo with the SEC. To the extent holdings of FHI common stock by the directors and executive officers of FHI or holdings of TriCo common stock by directors and executive officers of TriCo have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document, when available, may be obtained as described in the preceding paragraph.